SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*







                           Harbor Global Company Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    G4285W100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)

         [X]      Rule 13d-1(c)

         [ ]      Rule 13d-1(d)






* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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


CUSIP No.         G4285W100
--------------------------------------------------------------------------------

    1)   Names of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

               Paul Tudor Jones, II
         -----------------------------------------------------------------------

         -----------------------------------------------------------------------

--------------------------------------------------------------------------------

    2)   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
              ------------------------------------------------------------------

         (b)         X
              ------------------------------------------------------------------

--------------------------------------------------------------------------------

   3)    SEC Use Only
                     -----------------------------------------------------------

--------------------------------------------------------------------------------

   4)    Citizenship or Place of Organization           USA
                                               ---------------------------------

--------------------------------------------------------------------------------

                           (5)  Sole Voting Power                   0
Number of Shares           -----------------------------------------------------
Beneficially               (6)  Shared Voting Power           320,540
Owned by Each              -----------------------------------------------------
Report Person              (7)  Sole Dispositive Power              0
With                       -----------------------------------------------------
                           (8)  Shared Dispositive Power      320,540
                           -----------------------------------------------------

--------------------------------------------------------------------------------

    9)   Aggregate Amount Beneficially Owned by Each Reporting Person   320,540
                                                                      ----------
--------------------------------------------------------------------------------

   10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)
                           -----------------------------------------------------

--------------------------------------------------------------------------------

   11)   Percent of Class Represented by Amount in Row 9        5.7%
                                                         -----------------------

--------------------------------------------------------------------------------

   12)   Type of Reporting Person (See Instructions)             IN
                                                     ---------------------------

--------------------------------------------------------------------------------

CUSIP No.         G4285W100
--------------------------------------------------------------------------------

    1)   Names of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

               Tudor Proprietary Trading, L.L.C.
         -----------------------------------------------------------------------
               13-3720063
         -----------------------------------------------------------------------

--------------------------------------------------------------------------------

    2)   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
              ------------------------------------------------------------------

         (b)         X
              ------------------------------------------------------------------

--------------------------------------------------------------------------------

   3)    SEC Use Only
                     -----------------------------------------------------------

--------------------------------------------------------------------------------

   4)    Citizenship or Place of Organization           Delaware
                                               ---------------------------------

--------------------------------------------------------------------------------

                           (5)  Sole Voting Power                   0
Number of Shares           -----------------------------------------------------
Beneficially               (6)  Shared Voting Power           320,540
Owned by Each              -----------------------------------------------------
Report Person              (7)  Sole Dispositive Power              0
With                       -----------------------------------------------------
                           (8)  Shared Dispositive Power      320,540
                           -----------------------------------------------------

--------------------------------------------------------------------------------

    9)   Aggregate Amount Beneficially Owned by Each Reporting Person   320,540
                                                                      ----------
--------------------------------------------------------------------------------

   10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)
                           -----------------------------------------------------

--------------------------------------------------------------------------------

   11)   Percent of Class Represented by Amount in Row 9        5.7%
                                                         -----------------------

--------------------------------------------------------------------------------

   12)   Type of Reporting Person (See Instructions)             OO
                                                     ---------------------------

--------------------------------------------------------------------------------

Item 1(a).    Name of Issuer:

              Harbor Global Company Ltd.

Item 1(b).    Address of Issuer's Principal Executive Offices:

              60 State Street
              18th Floor
              Boston, MA 02109-1820

Item 2(a).    Name of Person Filing:

              Paul Tudor Jones, II
              Tudor Proprietary Trading, L.L.C. ("TPT")

Item 2(b).    Address of Principal Business Office or, if none, Residence:

              The principal business office of TPT is:

                          1275 King Street
                          Greenwich, CT 06831

              The principal business office of Mr. Jones is:

                          c/o Tudor Investment Corporation
                          1275 King Street
                          Greenwich, CT 06831

Item 2(c).    Citizenship:

              Mr. Jones is a citizen of the United States
              TPT is a Delaware limited liability company

Item 2(d).    Title of Class of Securities:

              Common Stock

Item 2(e).    CUSIP Number:

              G4285W100

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

              (a) [ ]   Broker or Dealer registered under section 15 of the Act
              (b) [ ]   Bank as defined in section 3(a)(6) of the Act
              (c) [ ]   Insurance Company as defined in section 3(a)(19) of the
                        Act
              (d) [ ]   Investment Company registered under section 8 of the
                        Investment Company Act
              (e) [ ]   Investment Adviser registered under section 203 of the
                        Investment Advisers Act of 1940
              (f) [ ]   Employment Benefit Plan, Pension Fund which is subject
                        to the provisions of the Employee Retirement Income
                        Security Act of 1974 or Endowment fund; see section
                        240.13d-1(b)(1)(ii)(F)
              (g) [ ]   Parent Holding Company, in accordance with section
                        240.13d-1(b)(1)(ii)(G) (Note: See Item 7)
              (h) [ ]   Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

Item 4.       Ownership (As of December 31, 2001).

              (a)  Amount Beneficially Owned: See Item 9 of cover pages

              (b)  Percent of Class: See Item 11 of cover pages

              (c)  Number of shares as to which such person has:

                   (i)   sole power to vote or to direct the vote
                         See Item 5 of cover pages
                         -------------------------------------------------------

                   (ii)  shared power to vote or to direct the vote
                         See Item 6 of cover pages
                         -------------------------------------------------------

                   (iii) sole power to dispose or to direct the disposition of
                         See Item 7 of cover pages
                         -------------------------------------------------------

                   (iv) shared power to dispose or to direct the disposition of See Item 8 of cover pages

                   The shares of Common Stock reported herein as beneficially owned are owned directly by TPT (320,540 shares). Because Mr. Jones is the indirect controlling equity holder of TPT, Mr. Jones may be deemed to beneficially own the shares of Common Stock deemed beneficially owned by TPT. Mr. Jones expressly disclaims such beneficial ownership.


Item 5.       Ownership of Five Percent or Less of a Class.

                   Not applicable

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

                   Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                   Not applicable

Item 8.       Identification and Classification of Members of the Group.

                   See cover pages

Item 9.       Notice of Dissolution of Group.

                   Not applicable

Item 10.      Certification.

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       Dated:       February 1, 2002


                                                 Paul Tudor Jones, II
                                       -----------------------------------------
                                                 Paul Tudor Jones, II


                                       TUDOR PROPRIETARY TRADING, L.L.C.


                                       By:      Stephen N. Waldman
                                          --------------------------------------
                                          Stephen N. Waldman
                                          Vice President and Associate General
                                          Counsel


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